UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 6

to

ANNUAL REPORT

of

JAPAN FINANCE CORPORATION

(Name of Registrant)

Date of end of last fiscal year: March 31, 2010

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Noriko Nasu

Chief Representative

Representative Office in New York

Japan Bank for International Cooperation

Japan Finance Corporation

712 Fifth Avenue 26th Floor

New York, NY 10019 U.S.A.

Copies to:

Garth W. Bray, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York

United States 10004-2498

*	The registrant is filing this annual report on a voluntary basis.

The Annual Report on Form 18-K of Japan Finance Corporation (“JFC”), filed on September 8, 2010, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6, is intended to be incorporated by reference into Registration Statement No. 333-157296 of the Registrant and Japan filed on February 13, 2009.

In connection with the offer, issuance and sale by JFC of $2,000,000,000 aggregate principal amount of its 2.50% Guaranteed Bonds Due May 18, 2016, (the “Securities”), JFC hereby files Amendment No. 6 to its Annual Report on Form 18-K (the “Annual Report”) as follows:

1.	The following exhibits are hereby added to the Annual Report:

Exhibit Number		Description

5.	A.	Opinion, including consent and address, of Nagashima Ohno & Tsunematsu, Japanese counsel to JFC and Japan, in respect of the validity of the Securities

	B.	The names and addresses of the Underwriters of the Securities

	C.	Underwriting Agreement relating to the Securities and guarantee thereof

	D.	Fiscal Agency Agreement relating to the Securities and guarantee thereof (with forms of Security and guarantee attached)

	E.	Schedule of expenses incurred or borne by or for the account of JFC in connection with the sale of the Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 12th day of May 2011.

JAPAN FINANCE CORPORATION

By	/s/ Masahiro Ito
Masahiro Ito Representative Representative Office in New York Japan Bank for International Cooperation Japan Finance Corporation